UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Midstates Petroleum Company, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

59804T100

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

CUSIP No. 59804T100

1	Name of Reporting Person R/C IV Eagle Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,472,376

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,472,376

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,472,376

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 31.6% (1)

14	Type of Reporting Person PN

(1)           Based on 10,986,727 shares of common stock outstanding as of September 30, 2015.

CUSIP No. 59804T100

1	Name of Reporting Person Riverstone/Carlyle Energy Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,472,376

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,472,376

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,472,376

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 31.6% (1)

14	Type of Reporting Person PN

(1)           Based on 10,986,727 shares of common stock outstanding as of September 30, 2015.

CUSIP No. 59804T100

1	Name of Reporting Person R/C Energy GP IV, LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,472,376

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,472,376

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,472,376

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 31.6% (1)

14	Type of Reporting Person OO

(1)           Based on 10,986,727 shares of common stock outstanding as of September 30, 2015.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on August 12, 2013, as amended and supplemented by Amendment No. 1 filed on September 30, 2015 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), by the Reporting Persons (as defined below) with respect to the Common Stock of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.         Identity and Background

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

“(a), (b)  The name and principal business addresses of the persons filing are as follows:

Name	Principal Business Address
R/C IV Eagle Holdings, L.P., a Delaware limited partnership Riverstone/Carlyle Energy Partners IV, L.P., a Delaware limited partnership R/C Energy GP IV, LLC, a Delaware limited liability company	c/o Riverstone Holdings LLC 712 Fifth Avenue, 36th Floor New York, NY 10019

R/C IV Eagle Holdings, L.P. (“Eagle Holdings”), Riverstone/Carlyle Energy Partners IV, L.P. (“R/C GP”) and R/C Energy GP IV, LLC (“Ultimate R/C GP”) are collectively referred to herein as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

(c)   Each of the Reporting Persons is a private equity investment fund.  R/C IV Eagle Holdings, L.P. was formed to be a member of Eagle Energy Company of Oklahoma, LLC. Riverstone/Carlyle Energy Partners IV, L.P.’s principal business is serving as the general partner of Riverstone/Carlyle Global Energy and Power Fund IV L.P. and various other affiliated entities. R/C Energy GP IV, LLC’s principal business is serving as the general partner of Riverstone/Carlyle Energy Partners IV, L.P.

(d)-(e)     During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain information required by this Item 2 concerning the executive officers and managers, as applicable, of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference. To the Reporting Persons’ knowledge, none of the persons listed on Schedule A as an executive officer or manager of certain of the Reporting Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 4.   Purpose of Transaction

This Amendment amends and restates Item 4 of the Original Schedule 13D in its entirety as set forth below:

“The Reporting Persons acquired the Common Stock reported in Item 3 above for investment purposes. The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a) — (j) of Schedule 13D.

(a)         The Reporting Persons may, from time to time, subject to market and general economic conditions and other factors, sell all or a portion of the shares of Common Stock now owned by them to one or more purchasers. On October 1, 2015, Eagle Holdings sold an aggregate of 30,889 shares of Common Stock at a weighted average price of $5.94 per share pursuant to Rule 144 (“Rule 144”) promulgated under the Securities Act of 1933.  On October 2, 2015, Eagle Holdings sold an aggregate of 38,400 shares of Common Stock at a weighted average price of $5.73 pursuant to Rule 144.

(b)         None.

(c)          None.

(d)         None.

(e)          None.

(f)           None.

(g)          None.

(h)         None.

(i)             None.

(j)            Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.”

Item 5.         Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b)   The percentage ownership of Common Stock provided for each Reporting Person below is based on 10,986,727 shares of Common Stock outstanding as of September 30, 2015:

R/C IV Eagle Holdings, L.P.

a) Amount beneficially owned: 3,472,376	Percentage: 31.6%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 3,472,376
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 3,472,376

Riverstone/Carlyle Energy Partners IV, L.P.

a) Amount beneficially owned: 3,472,376	Percentage: 31.6%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 3,472,376
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 3,472,376

R/C Energy GP IV, LLC

a) Amount beneficially owned: 3,472,376	Percentage: 31.6%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 3,472,376

iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 3,472,376

Ultimate R/C GP is the general partner of R/C GP, which is the general partner of Eagle Holdings. Each of Ultimate R/C GP and R/C GP may be deemed to indirectly own the Converted Shares owned by Eagle Holdings.

(c)   On October 1, 2015, Eagle Holdings sold an aggregate of 30,889 shares of Common Stock in open market transactions at a weighted average price of $5.94 per share pursuant to Rule 144.  On October 2, 2015, Eagle Holdings sold an aggregate of 38,400 shares of Common Stock in open market transactions at a weighted average price of $5.73 pursuant to Rule 144.  To the best knowledge of the Reporting Persons, no transactions were effected by the persons enumerated in Item 2 during the past 60 days other than the transactions described herein.

(d)   No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e)   Not applicable.”

Item 7.         Material to Be Filed as Exhibits

Exhibit 99.1    —      Joint Filing Agreement

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      October 5, 2015

R/C IV EAGLE HOLDINGS, L.P.

BY:	RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P., Its General Partner
BY:	R/C ENERGY GP IV, LLC, Its General Partner

By:	/s/ Thomas Walker
Name: Thomas Walker
Title: Managing Director

RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P.

BY:	R/C ENERGY GP IV, LLC, Its General Partner

By:	/s/ Thomas Walker
Name: Thomas Walker
Title: Managing Director

R/C ENERGY GP IV, LLC

By:	/s/ Thomas Walker
Name: Thomas Walker
Title: Managing Director

SCHEDULE A

Investment Committee of R/C Energy GP IV, LLC

David Leuschen
c/o Riverstone Holdings LLC
712 Fifth Avenue, 36th Floor
New York, New York 10019
Principal Occupation:  Partner of Riverstone Holdings LLC (“Riverstone”)
Citizenship: USA
Amount Beneficially Owned: 0

Pierre F. Lapeyre, Jr.
c/o Riverstone Holdings LLC
712 Fifth Avenue, 36th Floor
New York, New York 10019
Principal Occupation:  Partner of Riverstone
Citizenship: USA
Amount Beneficially Owned: 0

James T. Hackett
c/o Riverstone Holdings LLC
712 Fifth Avenue, 36th Floor
New York, New York 10019
Principal Occupation:  Partner of Riverstone
Citizenship: USA
Amount Beneficially Owned: 0

Michael B. Hoffman
c/o Riverstone Holdings LLC
712 Fifth Avenue, 36th Floor
New York, New York 10019
Principal Occupation:  Partner of Riverstone
Citizenship: USA
Amount Beneficially Owned: 0

N. John Lancaster, Jr.
c/o Riverstone Holdings LLC
712 Fifth Avenue, 36th Floor
New York, New York 10019
Principal Occupation:  Partner of Riverstone
Citizenship: USA
Amount Beneficially Owned: 0

Andrew W. Ward
c/o Riverstone Holdings LLC
712 Fifth Avenue, 36th Floor
New York, New York 10019
Principal Occupation:  Partner of Riverstone
Citizenship: USA
Amount Beneficially Owned: 0

Daniel A. D’Aniello
c/o The Carlyle Group
1001 Pennsylvania Avenue, N.W., Suite 200 South
Washington, D.C. 20004
Principal Occupation:  Managing Director of The Carlyle Group
Citizenship: USA
Amount Beneficially Owned: 0

Edward J. Mathias
c/o The Carlyle Group
1001 Pennsylvania Avenue, N.W., Suite 200 South
Washington, D.C. 20004
Principal Occupation:  Managing Director of The Carlyle Group
Citizenship: USA
Amount Beneficially Owned: 0